09056155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC

SEC FILE NUMBER
8- 50315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Signature Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Fifth Avenue, South, Suite 200 – Unit 124
(No. and Street)

Naples (City) Florida (State) 34102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen C. Shea 877/845-2774
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., Ltd.
(Name - *if individual, state last, first, middle name*)

1751 Lake Cook Road, Suite 400 (Address) (City) Illinois (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen C. Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Capital Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CHERYL PUHL
Notary Public, State of Florida
Commission# DD838400
My comm. expires Jan. 31, 2013

Signature

PRESIDENT
Title

THE FOREGOING INSTR[illegible] ACKNOWLEDGED BEFORE ME THIS 13th DAY OF Feb 2009 BY Stephen C. Shea
(CHOO[illegible] OWING)
( ) WHO IS [illegible] KNOWN TO ME
(X) WHO HAS [illegible] ED FL DL
[illegible] ATION.
AND WHO [illegible] OF THE FOLLOWING)
( ) DID TAKE AN OATH
(X) DID NOT TAKE AN OATH

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Member of
Signature Capital Securities LLC

We have audited the accompanying statement of financial condition of Signature Capital Securities LLC as of December 31, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Capital Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information listed as supplemental information in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.

Certified Public Accountants

Deerfield, Illinois
February 24, 2009

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

an independent member of BAKER TILLY INTERNATIONAL

FINANCIAL STATEMENTS

Signature Capital Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$	87,181
Prepaids and other current assets, net of allowance of $28,073		44,436
Total assets	$	131,617

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	50,410
Total liabilities		50,410
Member's capital		81,207
	$	131,617

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
STATEMENT OF INCOME
Year ended December 31, 2008

Revenues and income		
Commissions		$ 1,871,144
Interest and dividends		1,256
		1,872,400
Expenses		
Placement deal expenses	$ 581,466	
Less reimbursements	(558,680)	22,786
Commissions and employee compensation and benefits		672,165
Occupancy and related expenses		173,990
Professional fees		104,819
Bad debt expense		28,073
Other operating expenses		65,199
		1,067,032
NET INCOME		$ 805,368

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2008

Member's capital, beginning of year	$	139,339
Member's capital contributions		226,000
Member's distributions		(1,089,500)
Net income		805,368
Member's capital, end of year	$	81,207

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2008

Cash flows from operating activities	
Net income	$ 805,368
Adjustments to reconcile net income to net cash provided by operating activities	
Bad debt expense	28,073
Increase in assets	
Prepaids and other current assets	(22,055)
Increase in liabilities	
Accounts payable and accrued expenses	5,521
Net cash provided by operating activities	816,907
Cash flows from financing activities	
Member's capital contributions	226,000
Member's distributions	(1,089,500)
Net cash used in financing activities	(863,500)
NET DECREASE IN CASH	(46,593)
Cash, beginning of year	133,774
Cash, end of year	$ 87,181

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Signature Capital Securities LLC (the Company) is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company is a wholly-owned subsidiary of Signature Capital LLC (the Parent).

2. Commission Revenue

Commissions earned in connection with private placements are recognized at the closing of funds raised.

3. Income Taxes

The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual member. No income tax provision has been included in the determination of net income.

4. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, prepaids, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturity of these instruments.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $36,771, which was $31,771 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.37 to 1.

NOTE C - RELATED-PARTY TRANSACTIONS

The Company has agreements with certain individuals (the Affiliates), who serve as the Company's registered representatives, to pay certain percentages of the Company's placement commission on funds raised solely from investors originated and sold by the Affiliates. Commission expense under these agreements amounted to $95,760 for 2008. There were no amounts due to the Affiliates at December 31, 2008.

The Company also has agreements with the Affiliates to issue a portion of incentive warrants the Company receives in connection with the private offerings in which it acted as the placement agent (see Note F), based upon funds raised solely from investors originated and sold by the Affiliates. In addition, the Affiliates are entitled to receive an additional percentage of the total net warrants issued to the Company.

NOTE D - LEASE COMMITMENT

The Company leases office space in Portland, Maine, under a noncancelable operating lease agreement that expires on August 31, 2009, requiring monthly payments of $3,929 the first year, with annual escalating rents based on the Boston region Consumer Price Index.

The Company leases office space in Naples, Florida, under a noncancelable operating lease agreement that expires on September 30, 2010, requiring monthly payments of $8,500 the first year, with annual escalating rents of $500.

The total minimum rental commitment at December 31, 2008, is due as follows:

2009	$ 143,188
2010	85,500
	$ 228,688

Rent expense for the year ended December 31, 2008 was $152,283.

NOTE E - EXPENSE REIMBURSEMENTS

The Company is entitled to receive expense reimbursement based upon the actual expenses and the aggregate purchase price of all shares sold in connection with each private placement offering to cover costs directly related to each offering. Expense reimbursements aggregating $558,680 were received in 2008 from the underlying companies.

NOTE F - WARRANTS

The Company received warrants in connection with the private offerings in which it acted as the placement agent. At December 31, 2008, the warrants entitle the Company to purchase up to the following number of shares:

	Expiration Date of Private Offering	Number of Shares	Exercise Price	Expiration Date of Warrants
Acoustic Technologies, Inc. Series D Preferred Shares	06/27/05	137,468	$ 1.100	The day before the 7th anniversary of final closing.
Additech, Inc. Common Shares	06/07/04	11,590	$ 1.000	The day before the 7th anniversary of final closing.
VIRxSYS Corporation Series G Preferred Shares	07/13/05	816,853	$ 1.250	The day before the 7th anniversary of final closing.
VIRxSYS Corporation Series G Preferred Shares	08/12/05	308,441	$ 1.250	The day before the 7th anniversary of final closing.
VIRxSYS Corporation Series G Preferred Shares	09/14/05	17,753	$ 1.250	The day before the 7th anniversary of final closing.

The expiration dates of the warrants could change if the underlying companies were to complete an initial public offering, as defined in the private placement offering memorandums. Management of the Company has estimated that the warrants have no value at December 31, 2008.

NOTE G - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a financial institution located in Naples, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. There were no uninsured cash balances at December 31, 2008.

SUPPLEMENTAL INFORMATION

Signature Capital Securities LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Total assets	$	131,617
Less nonallowable assets		44,436
Adjusted assets		87,181
Total liabilities		50,410
Net capital		36,771
Minimum adjusted net capital required [greater of 6 2/3% of aggregate indebtedness ($3,360) or $5,000]		5,000
Excess net capital	$	31,771
Aggregate indebtedness		
Accounts payable and accrued expenses	$	50,410
Ratios		
Aggregate indebtedness to net capital		1.37 to 1

There is no difference between the Company's computation of net capital per the December 31, 2008 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

Signature Capital Securities LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Signature Capital Securities LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, no information relating to possession or control requirements is required to be provided.

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
Signature Capital Securities LLC

In planning and performing our audit of the financial statements of Signature Capital Securities LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

1751 Lake Cook Road, Suite 400, Deerfield, IL 60015 ■ 500 West Madison Street, Suite 3350, Chicago, IL 60661
847.205.5000 ■ Fax 847.205.1400 ■ www.millercooper.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co. Ltd.

Certified Public Accountants

Deerfield, Illinois
February 24, 2009

Signature Capital Securities LLC

Financial Statements and Independent Auditors' Report

December 31, 2008